UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 7 November 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes            No X

Issued by Harmony Gold
Mining Company Limited
7 November 2012
For more details contact:
Henrika Basterfield
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Harmony delivers excellent first quarter results
Johannesburg, Wednesday, 7 November 2012: Harmony Gold Mining Company
Limited (‘Harmony’ or ‘the Company’) today announced that the September 2012 quarter was a solid start to financial year 2013. Gold production at continuing operations increased by 8% to 10 013kg (321 924oz), while operating profit is 9% higher at R1.4bn
(US$171 million).
Gold production from underground operations was 9% higher than the prior quarter, mainly driven by improved grade. Cash operating costs increased quarter on quarter, mainly due to two months of winter electricity tariffs and labour increases implemented on
1 July 2012. This resulted in the rand per kilogram unit cost increasing by 6% from R278
091/kg in the June 2012 quarter to R294 404/kg in this quarter. The rand gold price received during the quarter increased by 5% from R421 565/kg in the June 2012 quarter to R440 868/kg in the September 2012 quarter.
Headline earnings per share increased quarter on quarter to 123 SA cents (15 US cents).
Graham Briggs, chief executive officer of Harmony commented, “The Company continues to generate strong cash flows, with low debt and undrawn lending facilities. Our first quarter results reaffirm that Harmony is guided by a clear strategy and expert management teams delivering sustainable and competitive results.”
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 7, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director